Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statements on Form S-8 of our report dated April 18, 2023, relating to the consolidated financial statements of Leju Holdings Limited, its subsidiaries and its consolidated variable interest entities (the “Group”) as of December 31, 2022 and 2021, and for each of the three years for the period ended December 31, 2022, in which our report expresses an unqualified opinion, and also covers critical audit matters, including allowance for current expected credit losses (“CECL”) on accounts receivables and contract assets, deposits, other receivables and amounts due from related parties, appearing in the annual report on Form 20-F of Leju Holdings Limited for the year ended December 31, 2022.

/s/ Yu Certified Public Accountant P.C.

Yu Certified Public Accountant P.C.

New York, New York

May 17, 2023